SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                               IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)


                                 NaviSite, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    63935M109
                                 (CUSIP Number)

                                 Greg Underwood
                          ClearBlue Technologies, Inc.
                          100 First Street, Suite 2000
                         San Francisco, California 94105
                                 (415) 869-7100

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                October 29, 2002
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP NO.
63935M109


--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ClearBlue Technologies Equity, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)[X]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF           0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY            79,439,696 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON             0
    WITH          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      79,439,696 (See Item 5)
                  --------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    79,439,696  (See Item 5)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    78.80% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ClearBlue Finance, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)[X]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF           0
    SHARES        -------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY            252,220,606 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON             0
    WITH          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      252,220,606 (See Item 5)
                  --------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    252,220,606 (See Item 5)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    72.90% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ClearBlue Technologies, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)[X]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF           0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY            331,660,302 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON             0
    WITH          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      331,660,302 (See Item 5)
                  --------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    331,660,302 (See Item 5)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    94.44% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
 -------------------------------------------------------------------------------

                         Amendment No. 1 to Schedule 13D

         This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of NaviSite, Inc. (the "Issuer") filed jointly by ClearBlue Technologies Equity, Inc., ("CBTE"), ClearBlue Finance, Inc. ("CBF") and ClearBlue Technologies, Inc. ("ClearBlue") on September 18, 2002. This statement is being filed in order to amend Items 4 and 5 of the Schedule 13D.

Item 4.  Purpose of the Transaction.
         --------------------------

         In addition to the prior disclosures of CBTE, CBF and ClearBlue in Item 4 of Schedule 13D, ClearBlue hereby discloses that it is currently evaluating the possibility of a business combination involving ClearBlue, its affiliated entities and the Issuer. However, the parties currently have no plan for such business combination and there can be no assurance that a business combination will happen in the future.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) For purposes of Rule 13d-3 of the Exchange Act, CBTE, CBF and ClearBlue beneficially own 331,660,302 shares of Common Stock, representing approximately 94.44% of the outstanding shares of Common Stock. This percentage is based on the number of shares of Common Stock issued and outstanding as of October 25, 2002 as reported on the Issuer's Form 10-K for the fiscal year ended July 31, 2002.
         Of these shares of Common Stock, 74,236,444 shares of Common Stock and 5,203,252 warrants to purchase shares of Common Stock were acquired by CBTE from CMGI, Inc. ("CMGI") and Hewlett-Packard Financial Services Company ("HPFS") on September 11, 2002. 250,358,974 shares of Common Stock represent the number of shares of Common Stock that CBF has a right to acquire through conversion of the principal amount of a 12% convertible note, dated as of November 8, 2001, of the Issuer representing approximately $55 million aggregate principal amount plus accrued interest thereon that CBF acquired from HPFS on September 11, 2002 (the "HPFS Note") and of a 12% convertible note, dated as of November 8, 2001, of the Issuer representing $10 million aggregate principal amount plus accrued interest thereon that CBF acquired from CMGI on September 11, 2002 (the "CMGI Note" and together with the HPFS Note, the "Notes"). 1,861,632 shares of Common Stock were issued by the Issuer to CBF on October 18, 2002 as interest for the period ended September 30, 2002 on the Notes.
         Except as set forth in this Item 5(a) (including with respect to shares of Common Stock issued in respect of future interest payments on the CMGI Note and the HPFS Note), none of CBTE, CBF and, to the best of their knowledge, any persons named in Exhibit A hereto owns beneficially any shares of Common Stock.
         (b) CBTE, CBF and ClearBlue share the power to vote and to dispose of the shares of Common Stock.
         (c) Except as set forth in Item 4 and above in this Item 5, no transactions in the Common Stock have been effected during the past 60 days by CBTE, CBF and ClearBlue or, to the best of their knowledge, by any of the persons named in Exhibit A.
         (d) Not Applicable.
         (e) Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2002


CLEARBLUE TECHNOLOGIES EQUITY, INC.


By: /s/ Mark Lambourne
    --------------------
Name:  Mark Lambourne
Title: President


CLEARBLUE FINANCE, INC.


By:  /s/ Mark Lambourne
    --------------------
Name:  Mark Lambourne
Title: President


CLEARBLUE TECHNOLOGIES, INC.


By: /s/ Mark Lambourne
    --------------------
Name:  Mark Lambourne
Title: President